June 10, 2022

Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

Subject:	Franklin Responsibly Sourced Gold ETF (the “Fund”)
Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”)
Registration Statement on Form S-1
CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:

Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via written correspondence to Craig S. Tyle with regard to the Registrant’s registration statement on Form S-1 filed with the Commission on April 25, 2022 under the Securities Act of 1933, as amended (the “Registration Statement”).  The comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Registration Statement on Form S-1  Prospectus Summary, page 1

Geopolitical tensions or conflicts affecting significant gold producers could result in a decline, page 7
1. Comment: Please place this risk factor in context by quantifying recent price volatility in the gold market generally and the LBMA Gold Price and, if known, the amount of gold production attributable to the six Russian refiners suspended from the Good Delivery List. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Fund respectfully submits that it does not believe that recent price volatility in the gold markets as noted in the staff’s comment is attributable to a supply shortage in LBMA Good Delivery gold bars due to the suspension of the six Russian refiners. Moreover, the Fund notes that volatility of the price of gold in 2022 is generally consistent with historical averages over the past decade (as measured by its historic 30-day volatility).  In response to this comment,

U.S. Securities and Exchange Commission
June 10, 2022

however, the disclosure has been revised to provide additional detail regarding recent volatility in connection with the conflict as follows:

Geopolitical tensions or conflicts affecting significant gold producers could result in a decline in the price of gold and adversely affect the value of an investment in the Shares.

Global or regional military conflicts or acts of aggression, including Russia’s military invasion of Ukraine in February 2022~~, may~~ as discussed further below, may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt ~~gold~~ trading markets and/or supply ~~and consequently~~chains and result in protracted volatility, which could have an adverse effect on the ~~price of gold~~value of the Fund’s investments. Specifically, in the aftermath of Russia’s invasion of Ukraine, gold prices experienced increased volatility. The extent and duration of Russia’s military actions and the repercussions of such actions (including any retaliatory actions or countermeasures that may be taken by countries or entities subject to sanctions, including cyber attacks) are impossible to predict~~, but could result in significant market disruptions and may negatively affect global supply chains, inflation and global growth~~. These and any related events could significantly impact the Fund’s performance and the value of an investment in the Fund. ~~Russia is a significant producer of gold.~~ On March 7, 2022, the LBMA suspended six Russian gold and silver refiners from its Good Delivery List until further notice in light of sanctions imposed on Russia by the U.S., European Union and other countries in response to Russia’s invasion of Ukraine. As a result, while existing gold bars from these refiners are considered acceptable, ~~new~~newly minted gold bars produced by such refiners are ~~not. These or similar events~~effectively banned from trading in the loco London market.  Russia is a significant producer of gold (estimates indicate Russia produces approximately 330 tonnes of gold per year, accounting for around 9% of global production); however, per the LBMA, as of the end April 2022, the amount of LBMA Good Delivery gold held in London vaults was 9,672 tonnes (an increase of 0.03% from the previous month), valued at $594.3 billion, which equates to approximately 773,735 gold bars. Accordingly, as of the date of this prospectus, the Fund does not expect that the suspension of Russian refiners will have a material impact on the supply of LBMA Good Delivery gold available to the Fund and other market participants. Any potential escalation of the conflict could negatively impact the Fund. In addition, similar events in the future, particularly where unanticipated by markets, could cause volatility in precious metals markets and the price of gold and may have a negative impact on the Fund’s performance and the value of an investment in the Shares.

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Miranda Sturgis at (215) 564-8131 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Registrant

Cc: J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP